MR

BB 8/15




SEC MAIL PROCESSING SECTION
RECEIVED
2007
WASH. D.C.
209

SECU[illegible] [illegible]ISSION

07007908

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 AND ENDING 04/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7902 WRENWOOD BLVD SUITE D
(No. and Street)

BATON ROUGE, LA 70809
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GORDON OGDEN (225) 802-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALL C. OVERALL
(Name – *if individual, state last, first, middle name*)

2460 DOGWOOD AVE BATON ROUGE 70808
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GORDON C. OGDEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFINANCIAL, INC., as of APRIL 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon C. Ogden
Signature

PRESIDENT
Title

Peggy Hardy ID# 7693
Notary Public
Peggy Hardy

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL REPORT

Profinancial Incorporated

April 30, 2007

Hall C. Overall
Certified Public Accountant
2460 Dogwood Avenue
Baton Rouge, Louisiana 70808

Hall C. Overall
Certified Public Accountant
2460 Dogwood Avenue
Baton Rouge, Louisiana 70808
(225) 927 - 9745

Independent Auditor's Report

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

I have audited the accompanying balance sheet of Profinancial Incorporated as of April 30, 2007 and the related statements of income and retained earnings, changes in stockholder equity, cash flows and changes in liabilities subordinated to general creditors for the year then ended. These financial statements are the responsibility of the organization's management and directors. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial Incorporated as of April 30, 2007 and the results of its operation and cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall C. Overall

Certified Public Accountant

June 24, 2007

PROFINANCIAL INCORPORATED

BALANCE SHEET
April 30, 2007

ASSETS		
Current Assets:		
Cash	$ 12,428	
Accounts receivable	$ 13,282	
Total Current Assets		$ 25,710
Other Assets		
Stock Warrants	$ 0	
Total Other Assets		$ 0
Total Assets		$ 25,710
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 5,603	
Total Current Liabilities		$ 5,603
Total Liabilities		$ 5,603
Stockholders' Equity		
Common Stock - 500 shares (no par value) authorized, issued and outstanding	$ 600	
Additional paid in capital	$ 16,100	
Retained Earnings	$ 3,407	
		$ 20,107
Total Liabilities and Equity		$ 25,710

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF INCOME AND RETAINED EARNINGS
For the year ended April 30, 2007

Operating Revenues		
Securities commissions		
Listed equity securities exchange executed	$ 76	
Other securities	$ 2,237	
Sales of investment company shares	$ 29,285	
Other operating revenues	$ 30,056	
Total Operating Revenues		$ 61,654
Operating Expenses		
General and administrative	$ 59,586	
Total Operating Expenses		$ 59,586
Net Income (Loss) from Operations		$ 2,068
Other Income (Expenses)		
Interest income	$ 559	
Unrealized gain on value of stock warrents	$ 0	
Total Other Income (Expenses)		$ 559
Net Income before income taxes		$ 2,627
Income Tax		$ 0
Net Income (Loss)		$ 2,627
Change in Retained Earnings		
Balance at April 30, 2006		$ 781
Net income (loss)		
Balance at April 30, 2007		$ 3,408

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended April 30, 2007

	Capital Stock	Paid In Capital	Retained Earnings	Total
At April 30, 2006:	$ 600	$ 16,100	$ 781	$ 17,481
Changes:				
Net Income (Loss)			$ 2,627	$ 2,627
At April 30, 2007:	$ 600	$ 16,100	$ 3,408	$ 20,108

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CASH FLOWS
For the year ended April 30, 2007

Cash Flows From Operating Activities:				
Net (loss) income from operations	$	2,627		
Item not requiring cash:	$	0		
(Increase) decrease in accounts receivable	$	(3,970)		
Increase (decrease) in accounts payable	$	2,698		
Net Cash From Operating Activities:			$	1,355
Cash Flows From Financing Activities:			$	0
Cash Flows From Investing Activities:			$	0
Net Increase of Cash and Cash Equivalents:			$	1,355
Cash and Cash Equivalents at April 30, 2006			$	11,073
				12,428
Cash and Cash Equivalents at April 30, 2007			$	12,428

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO GENERAL CREDITORS
For the year ended April 30, 2007

Balance at April 30, 2006	$ 0
Balance at April 30, 2007	$ 0

The accompanying notes are an integral part of these financial statements

PROFINANCIAL INCORPORATED

BALANCE SHEET RECONCILIATION AND NET CAPITAL COMPUTATION
For the year ended April 30, 2007

Balance Sheet Reconciliation

ASSETS		Unaudited April 30, 2007		Audited April 30, 2007		Difference
Current Assets:						
Cash	$	12,428	$	12,428	$	0
Accounts receivable	$	13,282	$	13,282	$	0
	$	25,710	$	25,710	$	0
Other Assets						
Stock Warrants	$	0	$	0	$	0
Total Assets	$	25,710	$	25,710	$	0
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Accounts payable	$	5,603	$	5,603	$	0
	$	5,603	$	5,603	$	0
Total Liabilities	$	5,603	$	5,603	$	0
Common Stock	$	600	$	600	$	0
Additional paid in capital	$	16,100	$	16,100	$	0
Retained Earnings (Deficit)	$	3,407	$	3,407	$	0
	$	20,107	$	20,107	$	0
Total Liabilities and Stockholders Equity	$	25,710	$	25,710	$	0

Net Capital Computation

		Unaudited		Audited		Difference
Total Stockholder Equity	$	20,107	$	20,107	$	0
Non Allowable Assets	$	0	$	0	$	0
Net Capital	$	20,107	$	20,107	$	0
Minimum Net Capital Required	$	5,000	$	5,000	$	0
Excess Net Capital	$	15,107	$	15,107	$	0

This schedule reconciles the balance sheet and computation of net capital contained in the audited financial statements with the unaudited April 30, 2007 FOCUS report.

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
April 30, 2007

Note 1 - Summary of Significant Accounting Policies

a. Nature of Activities:

Profinancial Incorporated was incorporated in 1984 in Louisiana as Collins-Ogden, Inc. for the purpose of engaging in the business of a broker/dealer in accordance with the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

In 1990 the Company name was changed to Profinancial Incorporated.

b. Basis of Accounting:

Profinancial presents its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles.

c. Accounts Receivable:

Revenues earned but not yet received by Profinancial are reported as accounts receivable. At April 30, 2007 all accounts receivable are current. The Company uses the direct write off method for recognizing uncollectible accounts. This is a departure from generally accepted accounting principals, but has no effect on these statements.

d. Other Assets:

Other assets are the cost of NASDAQ stock warrants purchased by Profinancial. Each warrant has specific limiting guidelines, which must be followed, or they become worthless. These Warrant's are valued in these financial statements using the lower of cost or market method, and accordingly the decrease in value was reported in Other Income.

e. Accounts Payable:

Trade accounts, commissions and professional fees unpaid at the end of the year are recognized as accounts payable. Trade commissions and professional fees are current; the DHL bill is disputed and is not current, but no action has or is being taken by DHL regarding recovery. This disputed payable is listed at the maximum amount contended to be due by the vendor. All other accounts payable are current.

f. Income Taxes:

Profinancial is taxed as a cash basis, C Corporation. Deferred income taxes were not material for the purposes of these financial statements. As Profinancial had a net operating loss for the period shown in these financial statements, no income tax is recognized.

Hall C. Overall
Certified Public Accountant
2460 Dogwood Avenue
Baton Rouge, Louisiana 70808
(225) 927 - 9745

Accountants Report on Material Inadequacies

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

No material inadequacies in accordance with Reg.240.17a-5, with specific attention to 240.17a-5subsections (g)(1) and (3) were found to existed since the date of the previous audit.

Certified Public Accountant

June 24, 2007

Hall C. Overall

Hall C. Overall
Certified Public Accountant
2460 Dogwood Avenue
Baton Rouge, Louisiana 70808
(225) 927 - 9745

Accountants Report on Compliance with Patriot Act

To the Board of Directors,
Profinancial Incorporated
Baton Rouge, Louisiana

As part of obtaining reasonable assurance about whether Profinancial Incorporated is in compliance with the Patriot Act. I have reviewed Profinancial's methodology regarding complying with the following provisions of the law:

New Client Identification
Existing Clients Identities
Maintenance of Client Records
Retention of Client Records
Review of FinCen Requests and Comparison to Client Data Files
Notification to FinCen of Matching Identities
Procedures in Regards to Handling of Cash
Customer Notices Regarding Patriot Act Information

The results of my tests disclosed no instances of noncompliance with the Patriot Act.



Certified Public Accountant

June 24, 2007

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name:	Profinancial, Inc.
Address:	7902 Wrenwood, Blvd., Suite D, Baton Rouge, LA 70809
Telephone:	225-293-1000
SEC Registration Number:	8-32026
NASD Registration Number:	15345

(ii) Accounting Firm

Name:	Hall C Overall
Address:	2460 Dogwood, Ave, Baton Rouge, LA 70808
Telephone:	225-963-0899
Accountant's State Registration Number:	

(iii) Audit date covered by the Agreement:
May 01, 2006 to April 30, 2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2 *
(x) is of a continuing nature providing for successive annual audits.
* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature:

Name: Gordon C. Ogden
(By Firm's FINOP or President)
Title: Date: President 6-28-07

END